UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                                 LHS Group Inc.
                        ---------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)



                                    501938104
                        ---------------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  501938104              13G                          Page 2 of 9 pages

--------------------------------------------------------------------------------
1        Name of Reporting Person                 General Atlantic Partners, LLC
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2        Check the Appropriate Box                (a) [X]
         if a Member of a Group                   (b) [ ]
--------------------------------------------------------------------------------
3        S.E.C. Use Only

--------------------------------------------------------------------------------
4        Citizenship or Place of Organization     Delaware

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power                  0
Beneficially               (6)   Shared Voting Power                5,905,810
Owned by Each              (7)   Sole Dispositive Power             0
Reporting Person           (8)   Shared Dispositive Power           5,905,810

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         5,905,810

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9      23.6%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                             00

--------------------------------------------------------------------------------

CUSIP NO.  501938104              13G                          Page 3 of 9 pages


--------------------------------------------------------------------------------
1.   Name of Reporting Person             General Atlantic Partners 23, L.P.
     S.S. or I.R.S. Identifica-
     tion No. of Above Person
--------------------------------------------------------------------------------
2.   Check the Appropriate Box            (a) [X]
     if a Member of a Group               (b) [ ]
--------------------------------------------------------------------------------
3.   S.E.C. Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization     Delaware

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power                  0
Beneficially               (6)   Shared Voting Power                5,905,810
Owned by Each              (7)   Sole Dispositive Power             0
Reporting Person           (8)   Shared Dispositive Power           5,905,810

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         5,905,810

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9      23.6%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                             PN

--------------------------------------------------------------------------------

CUSIP NO.  501938104              13G                          Page 4 of 9 pages


--------------------------------------------------------------------------------
1.       Name of Reporting Person             General Atlantic Partners 31, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box            (a) [X]
         if a Member of a Group               (b) [ ]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization     Delaware

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power                  0
Beneficially               (6)   Shared Voting Power                5,905,810
Owned by Each              (7)   Sole Dispositive Power             0
Reporting Person           (8)   Shared Dispositive Power           5,905,810

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         5,905,810

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9      23.6%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                             PN

--------------------------------------------------------------------------------

CUSIP NO.  501938104              13G                          Page 5 of 9 pages


--------------------------------------------------------------------------------
1.       Name of Reporting Person             GAP Coinvestment Partners, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box            (a) [X]
         if a Member of a Group               (b) [ ]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization     New York

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power                  0
Beneficially               (6)   Shared Voting Power                5,905,810
Owned by Each              (7)   Sole Dispositive Power             0
Reporting Person           (8)   Shared Dispositive Power           5,905,810

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         5,905,810

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9      23.6%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                             PN

--------------------------------------------------------------------------------

CUSIP NO.  501938104              13G                          Page 6 of 9 pages


                         AMENDMENT NO. 1 TO SCHEDULE 13G
                         -------------------------------

         This Amendment No. 1 to Schedule 13G (this "Amendment") is filed by the undersigned to amend and restate in its entirety the Schedule 13G, filed February 12, 1998 (the "Statement"), with respect to the shares of common stock, par value $.01 per share (the "Common Stock"), of LHS Group Inc. (the "Company").

Item 1.

       (a)        Name of Issuer

                  LHS Group Inc.

       (b)        Address of Issuer's Principal Executive Offices

                  Six Concourse Parkway
                  Suite 2700
                  Atlanta, Georgia  30328

Item 2.

       (a)        Names of Persons Filing

                  General Atlantic Partners, LLC ("GAP")
                  General Atlantic Partners 23, L.P. ("GAP 23")
                  General Atlantic Partners 31, L.P. ("GAP 31")
                  GAP Coinvestment Partners, L.P. ("GAPCO" and, together with GAP, GAP 23 and GAP 31, the "Reporting Persons")

       (b)        Address of Principal Business Office

                  c/o General Atlantic Service Corporation
                  3 Pickwick Plaza
                  Greenwich, CT 06830

       (c)        Citizenship

                  GAP -Delaware
                  GAP 23 -Delaware
                  GAP 31 - Delaware
                  GAPCO - New York

CUSIP NO.  501938104              13G                          Page 7 of 9 pages


       (d)        Title of Class Securities

                  Common Stock, par value $.01 per share (the "Shares")

       (e)        CUSIP Number

                  501938104

Item 3. This statement is not filed pursuant to Rule 13d-1(b), or 13d-2(b).

Item 4. As of March 31, 1998, GAP, GAP 23, GAP 31 and GAPCO each owned of record no Shares, 3,573,016 Shares, 1,476,014 Shares, and 856,780 Shares, respectively, or 0%, 14.3%, 5.9% and 3.4%, respectively, of the issued and outstanding Shares. The general partner of GAP 31 and GAP 23 is GAP. The managing members of GAP are Steven A. Denning, David C. Hodgson, Stephen P. Reynolds, J. Michael Cline, William O. Grabe, William E. Ford, Peter L. Bloom, Nancy E. Cooper and Franchon
                  M. Smithson (collectively, the "GAP Managing Members"). William E. Ford and William O, Grabe are directors of LHS Group Inc. The GAP Managing Members are the general partners of GAPCO. By virtue of the fact that the GAP Managing Members are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the Shares which each of them owns of record. Accordingly, as of March 31, 1998, each of the Reporting Persons may be deemed to own beneficially an aggregate of 5,905,810 Shares or 23.6% of the issued and outstanding Shares. Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 5,905,810 Shares that may be deemed to be owned beneficially by each of them.

Item 5.           Ownership of Five Percent or Less of a Class

                  Not applicable.


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

                  See Item 4.

CUSIP NO.  501938104              13G                          Page 8 of 9 pages


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

                  Not applicable.


Item 8.           Identification and Classification of Members of the Group

                  See Item 4.


Item 9.           Notice of Dissolution of Group

                  Not applicable.


Item 10.          Certification

                  Not applicable.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO.  501938104              13G                          Page 9 of 9 pages


                                   SIGNATURES


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated as of April 10, 1998.


                                 GENERAL ATLANTIC PARTNERS, LLC

                                 By: /s/ Nancy E. Cooper
                                 -----------------------
                                 Nancy E. Cooper,
                                 a Managing Member


                                 GENERAL ATLANTIC PARTNERS 23, L.P.

                                 By: GENERAL ATLANTIC PARTNERS, LLC
                                     its General Partner


                                 By: /s/ Nancy E. Cooper
                                 -----------------------
                                 Nancy E. Cooper,
                                 a Managing Member


                                 GENERAL ATLANTIC PARTNERS 31, L.P.

                                 By: GENERAL ATLANTIC PARTNERS, LLC
                                     its General Partner


                                 By: /s/ Nancy E. Cooper
                                 -----------------------
                                 Nancy E. Cooper,
                                 a Managing Member


                                 GAP COINVESTMENT PARTNERS, L.P.

                                 By: /s/ Nancy E. Cooper
                                 -----------------------
                                 Nancy E. Cooper,
                                 General Partner